Mail Stop 4561

March 9, 2006

J. Chris Brewster
Chief Financial Officer and Treasurer
Cardtronics, Inc.*
3110 Hayes Road, Suite 300
Houston, Texas 77082

Re: **Cardtronics, Inc.***
      Registration Statement on Form S-4
      Filed January 20, 2006
      File No. 333-131199

Dear Mr. Brewster:

    We have reviewed your supplemental response letter dated March 7, 2006 and have the following additional comment. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We read your response to comment 60. We note that you pool the acquired customer-related intangible assets into a single intangible asset for purposes of assessing the need for any potential impairment. Please explain to us how you determined that grouping your customer-related intangible assets at the acquired portfolio level represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groupings of assets. In this regard, please also explain the cash flow interdependencies within an acquired portfolio and how the ATM's operating under each individual contract or location are used together to generate joint cash flows. Refer to paragraphs 10 and B44 – B45 of SFAS 144.

* * * *

You may contact Josh Forgione at 202-551-3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding this matter. Please respond to the comment included in this letter along with the comments included in our letter dated February 16, 2006 in connection with the filing of your next amendment.

Sincerely,

Michael McTiernan
Special Counsel

cc: David P. Oelman, Esq. (*via facsimile*)
        Vinson & Elkins L.L.P.